AB 6/3



10031306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 01 2010

Washington, DC 110

SEC FILE NUMBER
8- 30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Rd., Ste 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 6/3

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature
Marc N.Teal
Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. (the Company) as of March 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2010, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
May 26, 2010

Boston Capital Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2010

ASSETS

Cash	$	188,183
Fee receivable		225,000
Deposits		500
Total assets	$	413,683

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	282,295
Due to affiliate		238
Total liabilities		282,533
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value per share - 300,000 shares authorized, 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		2,246,479
Accumulated deficit		(2,115,089)
Treasury stock, 250 shares at cost		(250)
Total stockholder's equity		131,150
Total liabilities and stockholder's equity	$	413,683

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2010

REVENUE	
Selling commissions	$ 1,619,187
Dealer manager fee income	468,841
Non-accountable fee income	51,250
Total revenue	2,139,278
EXPENSES	
Commission expense	1,619,187
Service fee expense	410,000
Due diligence and filing fees	123,162
Professional fees	12,198
Office expenses	3,926
Total expenses	2,168,473
Loss from operations	(29,195)
Other income	119,675
Interest income	1,138
Net income	$ 91,618

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock		Total stockholder's equity
	Shares	Amount			Shares	Amount	
Balance at March 31, 2009	1,000	$ 10	$ 2,246,479	$ (2,206,707)	250	$ (250)	$ 39,532
Net income	-	-	-	91,618	-	-	91,618
Balance at March 31, 2010	1,000	$ 10	$ 2,246,479	$ (2,115,089)	250	$ (250)	$ 131,150

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 91,618
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in fees receivable	(33,750)
Increase in accrued expenses	77,901
Decrease in due to affiliate	(78,290)
Net cash provided by operating activities	57,479
Net increase in cash	57,479
CASH, BEGINNING	130,704
CASH, ENDING	$ 188,183

See notes to financial statements

NOTE 1 - ORGANIZATION

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering two types of investments, which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the Fund or the Funds). Investors in the Fund receive low-income housing and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multifamily affordable housing apartment complex expected to qualify for the low-income housing and historic rehabilitation tax credits.

For the year ended March 31, 2010, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a registered FINRA Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns selling commissions and dealer manager fees in connection with the sale of interests in the investments. These commissions are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable fee equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. This fee is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

The Company accounts for income taxes in accordance with U.S. generally accepted accounting principles (GAAP), which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

New provisions related to the subsequent recognition and measurement of tax positions became effective on January 1, 2009. This guidance requires the Company to recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the more-likely-than-not threshold is met, the tax position is to be measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Based upon management's analysis, there were no uncertain tax positions taken on tax returns that require measurement in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly,

all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

NOTE 3 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2010 is comprised of the following:

	Federal	State	Total
Current tax expense	$ -	$ -	$ -
Deferred tax benefit	16,205	4,528	20,733
Increase in valuation allowance	(16,205)	(4,528)	(20,733)
Provision for income taxes	$ -	$ -	$ -

Components of the provision for deferred income taxes for the year ended March 31, 2010 consist of the following:

Net operating loss carryforwards	$ 36,635
GAAP to tax timing differences	(15,902)
Deferred tax benefit	$ 20,733

Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2010, result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carry forwards that may be used against future federal and state taxable income.

The federal and state loss carry forwards at March 31, 2010, each totaled $1,776,127. The federal and state tax rate used to calculate the deferred tax asset was 34% and 9.5%, respectively. If not used, the federal and state carry forwards will each begin to expire March 31, 2021. Deferred tax assets are not expected to be realized in future years. Accordingly, a valuation allowance was recorded at March 31, 2010.

Net deferred tax benefit consists of the following:

Net operating loss carryforwards	$	772,615
GAAP to tax timing differences		190,364
Total deferred tax assets		962,979
Valuation allowance		(962,979)
Net deferred tax assets	$	-

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as the terms are defined in Rule 15c3-1. As of March 31, 2010, the Company had a "net capital" requirement of $18,836, whereas its actual "net capital" was $130,650. Rule 15c3-1 also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 2.16 to 1 as of March 31, 2010.

The audited calculations of the above amounts agree to the amounts filed on the unaudited SEC Form X-17A-5 (FOCUS filing) as of March 31, 2010.

NOTE 5 - RELATED PARTY TRANSACTIONS

Substantially all revenue is earned by acting as the registered broker dealer for the Funds in which an affiliate of the Company is the general partner or acts as an advisor.

For the year ended March 31, 2010, the Company earned selling commissions of $1,619,187, dealer manager fees of $468,841 and non-accountable fees of $51,250 in connection with the sale of limited partnership interests of the Funds. For the year ended March 31, 2010, all selling commissions and non-accountable fees were re-allowed to third-party broker/dealers. Commissions receivable of $225,000 at March 31, 2010, is included in fees receivable on the statement of financial condition. Commissions payable of the same amount and non-accountable fees payable of $44,000 at March 31, 2010 are included in accrued expenses on the statement of financial condition.

As the Company has no employees of its own, all marketing, accounting, clerical and other management services are performed by employees of an affiliate of the Company. Under a cost sharing agreement between the affiliate and the Company, the affiliate may bill the Company for costs allocable to the Company, not to exceed the Company's available cash. Allocable costs include salaries, benefits and overhead costs. Additionally, the affiliate pays certain direct expenses on the Company's behalf which are reimbursable by the Company pursuant to the cost sharing agreement.

During the year ended March 31, 2010, the affiliate billed the Company $410,000 for services it provided under the cost sharing agreement. This amount is included as service fee expense on the statement of operations. Additionally, during the year ended March 31, 2010, the affiliate paid certain expenses on the Company's behalf relating to the selling of interests in the Funds totaling $1,450,572. Of this amount, $119,675 was forgiven by the affiliate. The related forgiveness of debt income is included in other income in the statement of operations. As of March 31, 2010, $238 remains payable to the affiliate and is included in due to affiliate on the statement of financial condition.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2010, the Company's cash balance was fully insured.

NOTE 7 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Boston Capital Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2010

Aggregate indebtedness	$	282,533
Net worth:		
Common stock	$	10
Additional paid-in capital		2,246,479
Accumulated deficit		(2,115,089)
Treasury stock		(250)
Total net worth		131,150
Deduct nonallowable assets:		
Deposits		500
Total nonallowable assets		500
Net capital		130,650
Minimum net capital requirement to be maintained		18,836
Net capital in excess of requirements	$	111,814
Ratio of aggregate indebtedness to net capital		2.16 to 1

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Shareholder
Boston Capital Securities, Inc.

In planning and performing our audit of the financial statements of Boston Capital Securities, Inc. (the Company) as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
May 26, 2010


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2010

Boston Capital Securities, Inc.

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